September 28, 2007

The Integrity Funds

1 Main Street North

Minot, North Dakota 58703

Re:	The Integrity Funds

Ladies and Gentlemen:

We have served as counsel for The Integrity Funds (the “Fund”), which proposes to offer and sell shares of beneficial interest (“Shares”) of a series of the Fund designated Integrity Total Return Income Fund (the “Series”) in the manner and on the terms set forth in its Post-Effective Amendment No. 34 (under the Securities Act of 1933, as amended) and Amendment No. 35 (under the Investment Company Act of 1940, as amended) (the “Amendment”)to its Registration Statement to be filed on or about October 1, 2007 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.

In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth, including the Fund’s Declaration of Trust dated October 31, 1997 (the “Declaration of Trust”), Bylaws, Amendment, Amended Certificate of Series Designation pertaining to the Series, actions of the Fund’s Board of Trustees at the organizational meetings of the Series and a certificate executed by an appropriate officer of the Fund certifying and attaching copies of the Fund’s Declaration of Trust, Bylaws, Amended Certificate of Series Designation pertaining to the Series, and certain actions of the Board of Trustees of the Fund authorizing the issuance of Shares.

In such examination, we have assumed the genuineness of all signatures, the conformity to the originals of all of the documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document.

Based upon and subject to the foregoing and the qualifications set forth below, we are of the opinion that:

The Shares of the Fund which are currently being registered by the Amendment referred to above may be legally and validly issued from time to time in accordance with the Fund’s Declaration of Trust, the Fund’s Bylaws and the Fund’s Amended Certificate of Series Designation pertaining to the Series, and subject to compliance with the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and applicable state laws and the receipt by the Fund of a purchase price of not less than the net asset value per share, and such Shares, when so issued and sold, will be legally issued, fully paid and non-assessable, except that as set forth in the Amendment, shareholders of the Fund may under certain circumstances be held personally liable for its obligations.

We express no opinion as to matters governed by any laws other than the Delaware Statutory Trust Act.

This opinion is rendered solely in connection with the filing of the Amendment and solely with respect to the Shares to be issued pursuant thereto. We hereby consent to the filing of this opinion as an exhibit to the Amendment (File No. 33-53698) relating to the Shares referred to above, to the use of our name and to the reference to our firm in said Amendment. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Respectfully submitted,

CHAPMAN AND CUTLER LLP